News Release	No. 11-203 February 16, 2011

Platinum Group Metals Appoints Gordon Chunnett to Advisory Board

Platinum Group Metals (PTM-TSX; PLG-NYSE:AMEX) is pleased to report that it has added Gordon Chunnett to its Advisors. Mr Chunnett was formerly the Head of Exploration for Anglo Platinum where he worked for 28 years of the 31 years with Anglo associated companies and supervised a large team on several continents. Gordon qualified at Rhodes University and has extensive experience in platinum mining, mine exploration and development, exploration for PGE’S in South Africa, Canada, China and Zimbabwe. He has been involved in resource evaluation, mine planning and platinum mine production scheduling.

R. Michael Jones, President and CEO of Platinum Group Metals said “We have worked along side Gordon for many years in his former role, both in Canada and South Africa. We are very enthusiastic for him to join our team at a time that we head into mine development in South Africa and ramp up our exploration focus in both South Africa and Canada. His experience and knowledge in platinum and the Bushveld Complex that hosts the majority of the world’s platinum is unparalleled.”

About Platinum Group Metals Ltd.

Platinum Group Metals (PTM-TSX, PLG-NYSE:AMEX) is an experienced company in platinum group metals exploration and development. Platinum Group is in construction of a 275,000 ounce per year platinum mine in South Africa called the WBJV Project 1 Platinum Mine. Platinum Group Metals started in 2000 as a Canadian explorer for PGMs and continues to hold a significant mineral rights position in the Thunder Bay region near the North American Palladium Mine.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and CEO

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.